UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Ruckus Wireless, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35734	54-2072041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 West Java Drive Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Scott Maples, Vice President, General Counsel and Corporate Secretary (650) 265-4200 (Name and telephone, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure Report

This Form SD of Ruckus Wireless, Inc. (“Ruckus”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015. A copy of Ruckus’ Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on Ruckus’ website at www.ruckuswireless.com under “Investors-SEC Filings.”

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Ruckus is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit Number
1.01	Conflict Minerals Report of Ruckus Wireless, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RUCKUS WIRELESS, INC.

Dated: May 23, 2016	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel and Corporate Secretary